Exhibit 99.1

TSX: AUQ / NYSE: AUQ

2014 REPORT OF VOTING RESULTS

May 12, 2014

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the following matters voted upon at the Annual and Special Meeting of Shareholders of AuRico Gold Inc. (the “Company”) held on May 9, 2014 in Toronto, Ontario. Each matter voted on is described in greater detail in the Company’s Management Proxy Circular dated April 9, 2014 (the “Proxy Circular”):

1.

Election of Directors: By a vote by way of show of hands, each of the following eight director nominees proposed by management of the Company was elected at the Meeting to hold office for the ensuing year or until his successor is elected or appointed. Shareholders present in person or represented by proxy at the Meeting voted as follows:

Nominee	Votes For		Votes Withheld
	Number	Percent	Number	Percent
Luis M. Chavez	158,314,651	97.96%	3,298,294	2.04%
Richard M. Colterjohn	159,544,525	98.72%	2,068.420	1.28%
Mark J. Daniel	130,320,130	80.64%	31,292,815	19.36%
Patrick D. Downey	160,946,656	99.59%	666,289	0.41%
Alan R. Edwards	156,395,207	96.77%	5,217,738	3.23%
Scott G. Perry	161,202,858	99.75%	410,087	0.25%
Ronald E. Smith	130,646,555	80.84%	30,966,390	19.16%
Joseph G. Spiteri	161,099,965	99.68%	512,980	0.32%

2.

Appointment of Auditors: By a vote by way of show of hands, KPMG LLP, Chartered Accountants, was appointed auditors of the Company to hold office until the close of the next annual meeting of the shareholders or until their successors are appointed, and the directors of the Company were authorized to fix the remuneration of the auditors. Shareholders present in person or represented by proxy at the Meeting voted as follows:

Votes For		Votes Withheld
Number	Percent	Number	Percent
191,125,213	98.68%	2,559,327	1.32%

3.

Advance Notice By-Law: By a vote by way of show of hands, the ordinary resolution to approve and ratify the Company’s By-Law No. 2, the text of which resolution is set forth in the Proxy Circular, was approved. Shareholders present in person or represented by proxy at the Meeting voted as follows:

Votes For		Votes Against
Number	Percent	Number	Percent
150,034,719	94.69%	8,578,227	5.31%

4.

Amended and Restated By-Law No. 1: By a vote by way of show of hands, the ordinary resolution to approve and ratify the amendments to the Company’s By-Law No. 1, the text of which resolution is set forth in the Proxy Circular, was approved. Shareholders present in person or represented by proxy at the Meeting voted as follows:

Votes For		Votes Against
Number	Percent	Number	Percent
156,588,510	96.89%	5,024,435	3.11%

5.

Amended and Restated Employee Share Purchase Plan: By a vote by way of show of hands, the ordinary resolution to approve and ratify the Company’s Amended and Restated Employee Share Purchase Plan, the text of which resolution is set forth in the Proxy Circular, was approved. Shareholders present in person or represented by proxy at the Meeting voted as follows:

Votes For		Votes Against
Number	Percent	Number	Percent
157,479,339	97.44%	4,133,601	2.56%

6.

Say on Pay: By a vote by way of show of hands, the non-binding, advisory resolution accepting the Company’s approach to executive compensation as described in the Proxy Circular, the text of which resolution is set forth in the Proxy Circular, was approved. Shareholders present in person or represented by proxy at the Meeting voted as follows:

Votes For		Votes Against
Number	Percent	Number	Percent
110,627,637	68.45%	50,985,307	31.55%

AURICO GOLD INC.

/s/ Robert Chausse
Robert Chausse
Executive Vice President & Chief Financial Officer